SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             THE ALPINE GROUP, INC.
                -------------------------------------------------
             (Exact name of registrant as specified in its charter)



                  Delaware                                221620387
  ---------------------------------------      --------------------------------
  (State of incorporation or organization)    (IRS Employer Identification No.)



         1790 Broadway, New York, NY                        10019
   --------------------------------------               -------------
  (Address of principal executive offices)               (Zip Code)


        Securities to be registered pursuant to Section 12(b) of the Act:


           Title of each class to              Name of each exchange on which
              be so registered                  each class is to be registered
         -------------------------            ---------------------------------
               Preferred Stock                     New York Stock Exchange
               Purchase Rights



   Securities to be registered pursuant to Section 12(g) of the Act: None







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Item 1.        Description of Registrant's Securities to be Registered.
               -------------------------------------------------------

     On February 17, 1999, the Board of Directors of The Alpine Group, Inc. (the "Company") declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, $.10 par value, of the Company (the "Common Shares"), payable to the stockholders of record on March 1, 1999 (the "Record Date"). The Board of Directors also authorized and directed the issuance of one Right with respect to each Common Share issued thereafter until the Distribution Date (as defined below) (or the earlier redemption or expiration of the Rights).

     Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value (the "Preferred Shares"), at a price of $_____, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and the American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), dated as of February 17, 1999.

     Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) the tenth day after a person or entity (a "Person") or group of affiliated or associated Persons (a "Group") having acquired beneficial ownership of 15% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 business days (or such later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a Person or Group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A Person or Group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The date that a Person or Group becomes an Acquiring Person is the "Stock Acquisition Date."

     Notwithstanding the foregoing, stockholders who currently own in excess of 15% of the outstanding Common Shares and their affiliates, associates and permitted transferees will not be deemed to be Acquiring Persons and their ownership will not cause a Distribution Date unless they acquire additional Common Shares equal to more than 20% of the number of Common Shares owned by them on the date of the Rights Agreement.

     In addition, a Person who acquires Common Shares pursuant to a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which the Board of Directors determines (prior to acquisition) to be adequate and in the best interests of the Company and its stockholders (other than such Person, its affiliates and associates) (a "Permitted Offer") will not be deemed to be an Acquiring Person and such Person's ownership will not constitute a Distribution Date.



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



     The Preferred Shares purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend of $1.00 per share, but will be entitled to receive, in the aggregate, a dividend of 100 times the dividend declared on the Common Shares. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive a minimum liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount and type of consideration received per Common Share. The rights of the Preferred Shares as to dividends and liquidation, and in the event of mergers and consolidation, are protected by customary anti-dilution provisions.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon the transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date, and will expire at the close of business on February 17, 2009, unless earlier redeemed by the Company as described below.

     In the event that any person becomes an Acquiring Person, each holder of Rights (other than Rights that have become null and void as described below) will thereafter have the right (the "Flip-In Right") to receive, upon exercise of such Rights, the number of Common Shares (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the aggregate exercise price of such Rights. For example, if a Person became an Acquiring person at a time when the current per share market price of the Company's Common Shares is $20 and the Purchase Price was $100, each holder of a Right (other than a Right which has become null and void as described herein) would have the right to receive ten Common Shares upon exercise of the Right and payment of the Purchase Price of $100. Following the occurrence of the event described above, all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person or any affiliate or associate thereof or certain transferees thereof will be null and void.

     The Board, at its option, may at any time after any Person becomes an Acquiring Person exchange all or part of the then issued and outstanding Rights (other than those that have become


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null and void as described  above) for Common Shares at an exchange ratio of one
Common Share per Right in lieu of the Flip-In Right, provided no Person is the beneficial owner of 50% or more of the Common Shares at the time of such exchange.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, then each holder of Rights (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise of such Rights, common shares of the acquiring company (or in certain circumstances, its parent) having a value equal to two times the aggregate exercise price of the Rights. The Flip-Over Right shall not apply to any transaction described in clause (i) if such transaction is with a Person or Persons (or a wholly owned subsidiary of any such Person or Persons) that acquired Common Shares pursuant to a Permitted Offer and the price and form of consideration offered in such transaction is the same as that paid to all holders of Common Shares whose shares were purchased pursuant to the Permitted Offer. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

     The Purchase Price payable, and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective at such time, on such basis and with such conditions as the Board of Directors may establish in its sole discretion. The Company may, at its option, pay the Redemption Price in Common Shares.

     All of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the


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interests of any  Acquiring  Person),  or,  subject to certain  limitations,  to shorten or lengthen any time period under the Rights Agreement.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors, as the Rights may be redeemed by the Corporation at $.01 per Right prior to the time that a person or group has acquired beneficial ownership of 15% or more of the shares of Common Stock.

     The Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.


Item 2.   Exhibits.
          --------

     4.1 Rights Agreement dated as of February 17, 1999 between The Alpine Group, Inc. and American Stock Transfer and Trust Company, as Rights Agent, with the form of Certificate of Designation of Series A Junior Participating Preferred Stock attached as Exhibit A thereto, the form of Right Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Shares attached as Exhibit C thereto. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the date of public announcement that a person or group has acquired beneficial ownership of 15% or more of the shares of Common Stock or the tenth business day (or such later date as may be determined by action of the Corporation's Board of Directors) after a person commences or announces its intention to commence a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the shares of Common Stock.



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



                                    SIGNATURE


     Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 17, 1999

                                         THE ALPINE GROUP, INC.


                                               /s/ Stewart Wahrsager, Esq.
                                         By:  ----------------------------------
                                              Name:  Stewart Wahrsager, Esq.
                                              Title: General Counsel and Senior
                                                     Vice President







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


                                  EXHIBIT LIST


4.1 Rights Agreement dated as of February 17, 1999 between The Alpine Group, Inc.. and American Stock Transfer and Trust Company, as Rights Agent, with the form of Certificate of Designation of Series A Junior Participating Preferred Stock attached as Exhibit A thereto, the form of Right Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Shares attached as Exhibit C thereto. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the date of public announcement that a person or group has acquired beneficial ownership of 15% or more of the shares of Common Stock or the tenth business day (or such later date as may be determined by action of the Corporation's Board of Directors) after a person commences or announces its intention to commence a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the shares of Common Stock.




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